August 10, 2009

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Dennis Hult
Jay Webb
Alan Morris
Daniel Morris

Re:	Maxwell Technologies, Inc. (the “Company”)
Form 10-K for the fiscal year ended December 31, 2008
Filed February 20, 2009
File No. 1-15477

Dear Staff:

On behalf of Maxwell Technologies, Inc., this letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the filing of the above-referenced annual report (the “Filings”), which were included in your letter dated July 30, 2009 (the “Staff Letter”).

In this letter, we have reproduced your comments and have followed each comment with our response. The numbered paragraphs of this letter set forth below correspond to the numbered paragraphs of the Staff Letter. References in this letter to “we,” “our” or “us” mean Maxwell Technologies, Inc.

Significant Customers, page 15

1.	In future filings, please identify the names(s) of 10% or greater customers, or tell us why the 15% customer referred to in this section was not named.

Response:

•	The Company acknowledges the Staff’s comment and will revise our future form 10-K filings accordingly.

Dennis Hult

Jay Webb

Alan Morris

Daniel Morris

August 10, 2009

We could be subject to future audits by the Defense Department....page 24

2.	In future filings please expand this risk factor to more fully describe the government audit process and the risk(s) presented to you by the audits.

Response:

•

The Company acknowledges the Staff’s comment and we have reassessed this risk. In our future form 10-K filings this risk factor will not be included as we believe the audit risks have diminished due to the lapse of time. We currently believe any findings from a government audit would not be material and we will modify our risk factors in future filings accordingly.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 34

Critical Accounting Policies, page 44

3.	We note in your critical accounting policies the disclosure for revenue recognition and inventory merely repeat the policies from your significant accounting policies footnote without elaborating. Accordingly, your disclosure does not conform to our expectations for the critical accounting policies disclosure. For each identified critical accounting policy, please expand to describe the specific factors that in your view makes each critical. Discuss the nature of estimates and uncertainties about those estimates inherent to each individual policy, including how you make those estimates. Discuss how different assumptions, methods or conditions might effect your financial statement. For further guidance, please refer to SEC Interpretive Release No. 33-8350. Revise future filings to comply

Response:

•	The Company has reviewed its disclosure as noted above and will incorporate the guidance in SEC Interpretive Release No. 33-8350 in our future form 10-K filings.

Dennis Hult

Jay Webb

Alan Morris

Daniel Morris

August 10, 2009

Financial Statement, page 51

Notes to consolidated Financial Statement, page 57

Note 1 – Description of Business and Summary of Significant Accounting Policies, page 57

Business Enterprise Information, page 66

4.	Disclosure of long-lived assets by geographic area should present tangible assets only and should not include intangibles or investments. Please review your disclosures in future findings to comply with paragraph 280 10-55-23 of FASB Accounting Standard Codification.

Response:

•	The Company acknowledges the Staff’s comment and will revise our future form 10-K filings accordingly.

Schedule 14A filed 4/09/09

Annual Incentive Bonuses, page 25

5.	In the first sentence of this section you state that bonuses are “based on achievement of annual performance targets and other management objectives.” However, in the seventh sentence of the first paragraph you state that bonuses are paid in the discretion of the compensation committee. In your response and in future filings, please further explain and, as necessary, reconcile this disclosure.

Response:

•

The performance targets and other management objectives referenced in our proxy were only guidelines for determining bonus eligibility in 2008. As noted in the seventh sentence of the first paragraph, bonuses for 2008 were determined at the sole discretion of the compensation committee. However, the Company’s bonus criteria has been modified in 2009 and we will address the staff’s comments in our future Schedule 14A filings.

6.	In addition, please note that performance targets that must be achieved in order for your named executive’s officers to earn incentive compensation (including annual and equity incentive awards) must be disclosed. If you believe that disclosure of the targets is not required because it would result in competitive harm such that targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers, or how likely it would be for the company, to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty associated with achieving performance goals are not sufficient.

Response:

•	The Company acknowledges the Staff’s comment and will revise our future Schedule 14A filings accordingly.

Dennis Hult

Jay Webb

Alan Morris

Daniel Morris

August 10, 2009

Form 10-Q for the quarter ended March 31, 2009

Financial Statement, page 3

Notes to Condensed Consolidated Financial Statements, page 7

Note 12 – Commitments and Contingencies, Page 16

7.	We see disclosures herein that you are subject to the U.S. Foreign Corrupt Practices Act (“FCPA”), which prohibits companies from making improper payments to foreign officials for the purpose of obtaining or keeping business. We also see you indicate that as a result of an internal review, you are currently conducting an inquiry into the nature of certain payments made to your independent sales agent in China with respect to sales of Maxwell’s high voltage capacitor products produced by your Swiss subsidiary. If it is at lease reasonably possible that any unaccrued amount related to a contingency (if negatively resolved) could have a material negative impact on your financial statements, the notes to the financial statements must either disclose the range or possible loss or indicate no such estimated can be made.

Response:

•

The Company could not estimate any potential negative impact on our financial statements regarding that matter at the time the financial statements were issued. In future filings we will specifically indicate any negative financial statement impacts that are estimable or that an estimate cannot be made.

Please be advised that the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filing; (ii) that the Staff comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dennis Hult

Jay Webb

Alan Morris

Daniel Morris

August 10, 2009

Please direct your questions or additional comments to my attention at (858.503.3300). Thank you for your assistance.

Sincerely,
Maxwell Technologies, Inc.

/s/ Kevin S. Royal
Kevin S. Royal
Senior Vice President, Chief Financial Officer,
Treasurer and Secretary

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